UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

JBI, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

88575M 20 0
(CUSIP Number)

Henry M. Dietrich 55 E. 52nd Street 34th Floor New York, NY 10055 (646) 532 - 6833
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88575M 20 0	Page 2 of 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Henry M. Dietrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This exit Schedule 13D/A (this “Amendment No. 1”) by Henry M. Dietrich amends the Schedule 13D filed on May 25, 2012 (the “Original Schedule 13D” and the Original Schedule 13D as amended hereby, the “Schedule 13D”) by Henry M. Dietrich and others with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of JBI, Inc., a Nevada corporation. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 2.	Identity and Background.
Item 4	Purpose of Transaction.

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

From February 21 to February 26, 2013, Henry M. Dietrich (the “Reporting Person” under this Schedule 13D) sold all of the 187,500 shares of Common Stock (the “Shares”) reported in the Original Schedule 13D. This amendment constitutes an "exit" filing with respect to the Schedule 13D. The Reporting Person expressly disclaims membership in a group with, and beneficial ownership of any securities beneficially owned by, any of the other reporting persons named in the Original Schedule 13D.

Item 5.	Interest in Securities of the Company.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D is set forth below:

Date of Transaction	Shares Purchased (Sold)	Price Per Share ($)*

2/21/13	(92,915)	$0.811557 per share
2/25/13	(64,100)	$0.89954 per share
2/26/13	(30,485)	$1.011653 per share

*    Excluding commissions.

 Except as otherwise indicated, all of the transactions in Shares listed above were effected in the open market.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2013

/s/ Henry M. Dietrich
Henry M. Dietrich